SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CSR plc

(Name of Subject Company (Issuer))

CSR plc

(Name of Filing Person (Offeror))

Ordinary Shares, nominal value £0.001	Not Applicable
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four ordinary shares of CSR plc	12640Y 205
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Adam R. Dolinko

General Counsel

CSR plc

Churchill House

Cambridge Business Park Cowley Road

Cambridge CB4 0WZ

United Kingdom

Telephone: +44 (0) 1223 692 000

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies to:

David J. Segre	William Underhill
Steven V. Bernard	Slaughter and May
Wilson Sonsini Goodrich & Rosati	One Bunhill Row
Professional Corporation	London EC1Y 8YY
650 Page Mill Road	United Kingdom
Palo Alto, California 94304-1050	Telephone: +44 (0) 20 7600 1200
Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On October 4, 2012, CSR plc (the “Company”) issued an announcement in which the Company announced the completion of the transfer of its handset connectivity and location development operations and technology to Samsung Electronics Co., Ltd. The announcement is attached as Exhibit 99.1.

IMPORTANT INFORMATION:

The attached announcement describing the completion of the transfer of the Company’s handset connectivity and location development operations and technology to Samsung Electronics Co., Ltd. and the Company’s potential tender offer is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any CSR plc ordinary shares or American Depositary Shares representing ordinary shares (together the “Securities”). The potential tender offer described in the announcement has not commenced. If the return of capital is effected by means of a tender offer, CSR plc will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of such tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) will contain important information that should be read carefully before making any decision to tender the Securities in the potential tender offer. If the tender offer is commenced, these materials, as well as any updates to them or other documents filed with the SEC, will be made available to all CSR plc shareholders and holders of American Depositary Shares at no expense to them by contacting CSR plc or through CSR plc’s website www.csr.com. In addition, all such materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC’s website at www.sec.gov.

Item 12. Exhibits

Exhibit No.	Document

99.1	Announcement of CSR plc, dated October 4, 2012.